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Ex12g
                               Idaho Power Company
                       Consolidated Financial Information
Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements


                                                                                                    Twelve Months
                                            Twelve Months Ended December 31,                            Ended
                                                 (Thousands of Dollars)                             September 30,
                                          1996         1997         1998       1999        2000          2001
Earnings, as defined:
  Income from continuing operations
  before  income taxes               $ 142,710   $  135,908    $ 133,021   $ 119,872   $ 128,139   $    66,550
  Adjust for distributed income of
  equity investees                      (1,413)      (3,943)      (4,697)       (837)     (3,116)        2,747
  Equity in loss of equity method
  investments                                0            0          476           0           0             0
  Minority interest in losses of
  majority owned subsidiaries                0            0         (125)          0           0             0
  Supplemental fixed charges and
  preferred dividends, as below         60,939       64,317       63,967      65,526      61,372        67,078

     Total earnings, as defined      $ 202,236   $  196,282    $ 192,642   $ 184,561   $ 186,395   $   136,375

Fixed charges, as defined:
  Interest charges                   $  57,348   $   60,761    $  60,593   $  62,014   $  57,797   $    64,002
  Rental interest factor                   991          982          801         955       1,036         1,211
     Total fixed charges                58,339       61,743       61,394      62,969      58,833        65,213
  Supplemental increment to fixed
  charges*                               2,600        2,574        2,573       2,557       2,539         1,865


  Supplemental fixed charges            60,939       64,317       63,967      65,526      61,372        67,078
  Preferred stock dividends-gross
  up Idaho Power rate                   12,146        7,803        8,275       8,133       9,564         9,413

     Total combined supplemental
     fixed charges and preferred
     dividends                       $  73,085   $   72,120    $  72,242   $  73,659   $  70,936   $    76,491

Supplemental ratio of earnings to
combined fixed charges and
preferred dividends                      2.77x        2.72x        2.67x       2.51x       2.63x         1.78x

*Explanation of increment - Interest on the guaranty of American Falls
      Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.



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